Exhibit A

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810, Los Angeles, CA 90025

Phone (310) 966-1445   Fax (310) 966-1096

www.rileyim.com

March 19, 2008

Board of Directors

The Management Network Group, Inc.

Suite 302

Overland Park, KS  66210

Gentlemen:

Following your suggestion on a recent conference call, Riley Investment Partners Master Fund, L.P. (“RIP”) is submitting Bryant Riley’s name for consideration to serve on TMNG's Board of Directors. If elected, I would proudly serve as a member of the board.

As you know, together, RIP and Riley Investment Management LLC are the second largest stakeholder of TMNG, with a 12 percent stake in the Company.  RIP is a record holder of 3,390,850 shares and beneficially owns an additional 26,365 shares.  (We refer you to our Section 13 filings for more information about us and our share ownership.)  This ownership position will ensure that I work assiduously to maximize value for all TMNG shareholders. Clearly RIM and the TMNG shareholders have a powerful congruence of interest, an interest that can best be served by having someone like myself on the Board of Directors. In addition, I have significant corporate Board experience and currently serve on the Boards of public companies, including Aldila, Alliance Semiconductor and DDi Corporation.  My biography is attached.  Accordingly, I look forward to serving all TMNG shareholders in full compliance with the high standards that this fiduciary responsibility requires.

Please feel free to contact us at our address above at any time to discuss my qualifications and answer any questions you may have. Given our significant equity ownership, we request that you respond to this letter within two weeks.

Very truly yours,

Riley Investment Management Partners, L.P., Riley Investment Management LLC, and Bryant Riley

Attachment

Biography

Bryant R. Riley, age 41, is founder and Managing Member of Riley Investment Management LLC and is founder and Chairman of B. Riley & Co., LLC, a Southern California-based brokerage firm providing research and trading ideas primarily to institutional investors.  Founded in 1997, B. Riley & Co., LLC also has offices in San Francisco, Newport Beach, New York and Philadelphia.  Mr. Riley is also the founder and Chairman of Riley Investment Management LLC, an investment adviser which provides investment management services.  Mr. Riley serves on the board of directors of Aldila, Inc., Alliance Semiconductor Corporation, DDi Corporation and Kitty Hawk.

Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader.  From October 1993 to January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles-based brokerage firm.  From 1991 to 1993 he was a co-founder of Huberman-Riley, a Texas-based brokerage firm.  Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.